April 8, 2013

VIA EDGAR AND FACSIMILE TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Pressure BioSciences, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-178335

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pressure BioSciences, Inc., a Massachusetts corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-178335), together with all exhibits thereto, initially filed on December 5, 2011 (the “Registration Statement”).

The Registrant has determined not to utilize the Registration Statement for a public offering at this time. The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Accordingly, the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement.

The Registrant also hereby respectfully requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

If you have any questions regarding this application, please do not hesitate to contact the Registrant at (508) 230-1828 or the Registrant’s legal counsel, Steven R. London of Pepper Hamilton LLP, at (617) 204-5107.

Very truly yours,

Pressure BioSciences, Inc.

By: /s/ Richard T. Schumacher

Name: Richard T. Schumacher

Title: President and Chief Executive

Officer

cc: Sally Brammell, United States Securities and Exchange Commission

Joe McCann, United States Securities and Exchange Commission